U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER:
							811-8734
(Check One):

[  ] Form 10-K and Form 10-KSB	[  ] Form 20-F	[  ] For 11-K
	[  ] Form 10-Q and From 10-QSB	[X] Form N-SAR

	For Period Ended:  March 13, 1997
	[  ]  Transition Report on Form 10-K
	[  ]  Transition Report on Form 20-P
	[  ]  Transition Report on Form 11-K
	[  ]  Transition Report on Form 10-Q
	[ X]  Transition Report on Form N-SAR

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:
CountryBaskets Index Fund, Inc.

Address of Principal Executive Office (Street and Number):
31 West 52nd Street
New York, NY

Part II - Rules 12b-25 [b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed (Check box if appropriate)

	[a]	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

X	[b]	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

		[c]	The accountant's statement or other exhibit required
by Rule 12b-25[c] has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


	The Form N-SAR for the period ended March 13, 1997 could not be filed due to limited staff available in view of liquidation and the desire to reduce costs and expenses by filing for all Series.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

	Joe Cheung	212-469-7590

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports

			[  X ]  Yes	[    ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				[   ]  Yes	[  X  ]  No

COUNTRYBASKETS INDEX FUNDS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:	May 12, 1997		By:   Joseph Cheung
				        Joseph Cheung
				        Treasurer